02036337

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

MAY 9 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 3 April 2002

By:

Maria Singleterry
Authorised Signatory

Transco

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

ANNOUNCEMENT
MADE TO
STOCK EXCHANGE

Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued AUD 500,000,000 7% Fixed Rate Instruments due 15 December 2008 Series No 29 as part of its EUR 6,000,000,000 Euro Medium Term Note Programme.

28 March 2002

Transco plc is part of Lattice Group www.transco.uk.com
Registered in England No. 2006000 Registered Office 130 Jermyn Street, London SW1Y 4UR
Incorporated in England and Wales